SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________

FORM 11-K

_________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to   _______

Commission file number: 1-12744

MARTIN MARIETTA

SAVINGS and INVESTMENT PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

MARTIN MARIETTA MATERIALS, INC.

2710 Wycliff Road

Raleigh, North Carolina 27607

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements and supplemental schedule Martin Marietta Savings and Investment Plan As of December 31, 2019 and 2018 and For the Year Ended December 31, 2019

Martin Marietta Savings and Investment Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2019 and 2018 and For the Year Ended December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants

Martin Marietta Savings and Investment Plan

Raleigh, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Martin Marietta Savings and Investment Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedule (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

We have served as the Plan's auditor since 2006.

Raleigh, North Carolina

June 26, 2020

Martin Marietta Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2019	2018
	(In Thousands)
Assets
Investments at fair value:
Collective trust funds	$418,422	$342,776
Mutual funds	150,720	126,118
Martin Marietta Materials, Inc. Common Stock Fund	63,076	45,133
	632,218	514,027
Receivables:
Employee contributions	550	–
Martin Marietta Materials, Inc. contributions	222	–
Notes receivable from participants	19,977	18,867
	20,749	18,867
Net assets available for benefits	$652,967	$532,894

See accompanying notes to the financial statements.

Martin Marietta Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2019

(in thousands)

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$128,238
Interest and dividend income	1,954
130,192

Interest on notes receivable from participants	1,073
Contributions:
Employees	39,622
Martin Marietta Materials, Inc.	17,229
Rollovers	2,697
59,548
Total additions	190,813

Deductions from net assets attributed to:
Benefits paid to participants	69,923
Administrative expenses	817
Total deductions	70,740
Net change	120,073
Net assets available for benefits:
Beginning of year	532,894
End of year	$652,967

See accompanying notes to the financial statements.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements

1.	Accounting Policies

Basis of Accounting

The financial statements of the Martin Marietta Savings and Investment Plan (the Plan) are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts, changes therein and related disclosures.  Accordingly, actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value, as defined under GAAP, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Payments of Benefits

Benefits are recorded upon distribution; therefore, no liability is recorded for distributions to participants who terminated during the year but have chosen to defer payments.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

Administrative Expenses

The Plan's administrative expenses are paid by either the Plan or Martin Marietta Materials, Inc. (the Company), as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable and distributions) are charged directly to the participant's account.

Subsequent Events

The Plan has evaluated subsequent events through the date of filing this Form 11-K.

2.	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan providing eligible employees of the Company an opportunity to participate in an individual savings and investment program providing tax deferred savings or tax-free growth.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Wells Fargo Bank, N.A. (Wells Fargo) serves as the Plan’s trustee and recordkeeper.

Contributions

Employees are eligible to enroll in the Plan as soon as administratively possible upon hire. Participants may elect to contribute basic contributions as defined in the Plan document as the first 6% of their base pay, subject to applicable Internal Revenue Code (the Code) limitations on allowable compensation. The Company begins to match the participants’ annual basic contributions as soon as administratively possible upon hire, regardless of the type of contribution (before-tax, after-tax or Roth). The amount of the Company’s match is equal to 100% for the first percent of basic contributions and 50% of the next 5% of basic contributions. The match is credited to participant accounts each pay period. Certain participants are not eligible for the Company’s contributions, as defined by the Plan.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

Certain participants may also elect to make additional supplemental contributions, which are not considered for purposes of computing the Company’s match. A participant’s before-tax combined basic and supplemental contributions may not exceed the lesser of 25% of that participant’s base pay or $56,000 for 2019. Participants age 50 or older may make additional before-tax contributions that are not subject to the 25% Plan limit.

Unless an affirmative election as defined by the Plan is made, employees are automatically enrolled in the Plan and deemed to have elected to contribute 3% of base pay. The 3% contribution increases by 1% on the second January 1 after automatic enrollment begins and every January 1 thereafter until the before-tax contribution reaches 7% of base pay.  Participants may make an affirmative election at any time to contribute a different amount.

Contributions are automatically invested in a target date fund that is closest to the date the participant attains age 65, unless otherwise designated by the participant. The target date funds seek to provide investors with an appropriate level of risk and return by investing in a mix of stocks, bonds and cash. The allocation is adjusted to become more conservative (investing more in bonds and cash) as the target date approaches and the participant begins to use the funds on or around the target date. At target date, some exposure to equities is retained to continue to provide investment returns during retirement.

The Plan provides the option of making after-tax contributions up to 17% of base pay to the Plan, in addition to, or in lieu of, before-tax contributions. However, the combined amount of after-tax and before-tax contributions cannot exceed a total of 25% of base pay, subject to certain restrictions for highly compensated employees.

The Plan also provides the option for Roth 401(k) contributions. Under this option, a participant pays the federal and state income taxes on the amount contributed at the time of contribution. Any earnings on Roth 401(k) contributions are not taxed as long as the participant’s distribution is a qualified distribution. A participant’s Roth 401(k) contributions are subject to the same limits as regular before-tax basic and supplemental contributions.  Additionally, the combined amount of before-tax, after-tax and Roth 401(k) contributions cannot exceed a total of 25% of base pay, subject to certain restrictions for highly compensated employees.

Participants may change the overall percentage of their contributions in 1% increments and may change investment elections for future before-tax, after-tax, Roth 401(k) and matching contributions. In addition, participants may change the investment mix of the accumulated value of prior contributions among the investment options daily. The Plan also allows for spot transfers in which a specific dollar amount may be transferred from one investment option to another.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

Investment Options

Participants direct the investment of their accounts into the following investment options offered by the Plan:  BlackRock LifePath® Portfolios; Wells Fargo Stable Return Fund F; Wells Fargo Core Bond CIT F, Class I; Wells Fargo/BlackRock S&P 500 Index CIT F; Vanguard International Growth Fund, Admiral Shares; Harbor Capital Appreciation Fund; American Funds Washington Mutual R6; Vanguard Explorer Fund, Admiral Shares; and Northern MidCap Index. Contributions, allocations and transfers to the Martin Marietta Materials, Inc. Common Stock Fund (MMMI Fund) are no longer an option.

Participant Accounts

Each participant’s account is credited with the participant’s and Company’s contributions and allocations of earnings. The participant’s account is charged with benefit payments, transaction fees related to notes receivable from participants and distributions, and an allocation of losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100% vested in the value of their accounts plus actual earnings thereon, including Company contributions.

Notes Receivable from Participants

The Plan provides for certain participants to borrow from their own investment accounts. All loans must meet specific terms and conditions of the Plan and are subject to applicable regulations of the Code. The minimum loan amount is $1,000. The maximum loan is the lesser of 50% of the total account balance or $50,000 minus the highest outstanding loan balance from the past 12 months. Personal loans are available to participants in terms of up to 5 years, and primary residence loans are available for terms of up to 15 years. Such loans bear interest at a fixed rate, established upon loan request, which is equal to the Wells Fargo prime rate plus 1%. All loans are due in full immediately upon termination of employment. In addition, the Plan provides for in-service withdrawals to participants that meet specific conditions of financial hardship, as defined in the Plan and in accordance with current specific regulations under the Code. Participants who are still working at the age of 59½ may qualify for special withdrawal rights and privileges as defined in the Plan. At December 31, 2019, interest rates on participant loans outstanding ranged from 3.25% to 9.5%.  Principal and interest is paid ratably through payroll deductions.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

Payment of Benefits

Upon separation from the Company due to death, disability, termination or retirement, participants may receive the full current value of their contributions and the Company’s contributions in either a lump-sum payment or various installment options as provided by the Plan. Amounts contributed on a before-tax basis may be withdrawn, without penalty, only upon demonstration of financial hardship, disability, or after the participant reaches age 59½ years. Participants eligible to receive a distribution from the Plan may elect a lump-sum payment or annual, semi-annual, quarterly or monthly installments over a period elected by the participants (subject to the Code’s required minimum distribution rules). The accounts of participants who receive installment payments remain invested in the funds indicated by the participant.

Plan Termination

Although the Company expects to continue the Plan indefinitely, the Board of Directors of the Company may terminate the Plan for any reason at any time. If the Plan is terminated, each participant or former participant shall receive a payment equal to the value of the participant's account.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

3.	Fair Value Measurements

Fair value, as defined under GAAP, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date.
•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
o	Quoted prices for similar assets or liabilities in active markets
o	Quoted prices for identical or similar assets or liabilities in inactive markets
o	Inputs other than quoted prices that are observable for the asset or liability
o	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of these assets could result in a different fair value measurement at the reporting date.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

There have been no changes in the methodologies used as of December 31, 2019 and 2018.

Mutual funds

Mutual funds are publicly traded investments, and are valued daily at the closing price reported on the active market in which the securities are traded.

Collective trust funds

These funds are valued at the net asset value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient would not be used when it is determined to be probable that the funds will sell the investment for an amount different than the reported NAV.  Participant transactions (purchases and sales) may occur daily. The collective trust funds are not required to be classified within a level on the fair value hierarchy.

Stable value collective trust fund

The Plan invests in a stable value collective trust fund for which quoted prices are not available in active markets for identical instruments. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the stable value collective trust fund, the issuer reserves the right to require a 12-month notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The stable value collective trust fund is not required to be classified within a level on the fair value hierarchy.

MMMI Fund

The MMMI Fund is comprised of the Company stock plus a cash equivalent component. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions, limited to sales only, may occur daily. The MMMI Fund is not required to be classified within a level on the fair value hierarchy.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2019
	Level 1	Total
	(In Thousands)
Mutual funds	$150,720	$150,720
Investments measured at NAV (a)		481,498
Total		$632,218

	2018
	Level 1	Total
	(In Thousands)
Mutual funds	$126,118	$126,118
Investments measured at NAV (a)		387,909
Total		$514,027

(a)

In accordance with GAAP, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

The following table sets forth a summary of the Plan’s investment funds with a reported estimated fair value using NAV per share at December 31:

	Fair Value
	2019	2018	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	(In Thousands)
Wells Fargo Stable Return Fund F	$65,043	$63,806	None	Immediate	90-day wait to transfer to competing fund	12 months
Wells Fargo/BlackRock S&P 500 Index CIT F	77,537	64,292	None	Immediate	None	None
Wells Fargo Core Bond CIT F, Class I	16,649	14,523	None	Immediate	None	None
Blackrock LifePath® Portfolios	259,193	200,155	None	Immediate	None	None
Collective Trust Funds	418,422	342,776
Martin Marietta Materials, Inc. Common Stock Fund (a)	63,076	45,133	None	Immediate	None	None
	$481,498	$387,909

(a)

Seeks to invest in shares of the Company’s common stock and cash equivalent reserves.  The change in the fair value is attributable to dividends paid and appreciation/depreciation in the Company’s stock price.  See also Note 5.

4.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 27, 2014, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Martin Marietta Savings and Investment Plan

Notes to Financial Statements (continued)

5.	Exempt Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds and collective trust funds managed by Wells Fargo. The Plan paid certain expenses related to the Plan operations and investment activity to various service providers, including Wells Fargo. Total administrative expenses were $817,000 for the year ended December 31, 2019. These transactions qualify as exempt party-in-interest transactions.

The MMMI Fund is managed by the Company’s Benefit Plan Committee. The MMMI Fund invests in shares of the Company’s common stock and in cash equivalent reserves for liquidity purposes. As approximately 99% of the MMMI Fund represents common stock shares, its return closely mirrors the return on the underlying stock. The MMMI Fund utilizes unitized accounting, which allows the MMMI Fund to operate like a mutual fund in that it holds a combination of two investments that are priced each day and totaled to give the MMMI Fund a single unit value. The MMMI Fund’s NAV differs from the Company’s publicly-reported stock price. Participants’ accounts hold equivalent shares of the Company’s common stock.

At December 31, 2019 and 2018, the Plan held, at the participants’ discretion, 222,000 shares and 259,000 shares, respectively, of the Company’s common stock. At December 31, 2019 and 2018, the MMMI Fund had a historical cost basis of $22,830,000 and $26,066,000, respectively. During the year ended December 31, 2019, the Plan recognized dividend income of $492,000 related to these shares.

Contributions, allocations and transfers to the MMMI Fund are no longer an option.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	Subsequent Events

Subsequent to the date of the statement of net assets available for benefits, the novel strain of coronavirus (COVID-19) became a global pandemic that has adversely impacted economic activity and market conditions. The impact of the COVID-19 pandemic on the global and domestic economy and financial markets is currently not fully known.

Martin Marietta Savings and Investment Plan
EIN: 56-1848578 Plan Number: 006
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2019

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor, or	Rate of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value
				(in thousands)
*	Wells Fargo Bank, N.A.	Wells Fargo/BlackRock S&P 500 Index CIT F		$77,537
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund F		65,043
*	Martin Marietta Materials, Inc.	Common Stock Fund		63,076
	Harbor Funds	Harbor Capital Appreciation Fund		47,787
	BlackRock Institutional Trust Company, N.A.	Blackrock Lifepath® Index 2025 Q		43,952
	BlackRock Institutional Trust Company, N.A.	Blackrock Lifepath® Index Retirement Q		42,780
	BlackRock Institutional Trust Company, N.A.	Blackrock Lifepath® Index 2030 Q		41,273
	Washington Mutual	American Funds Washington Mutual R6		40,121
	BlackRock Institutional Trust Company, N.A.	Blackrock Lifepath® Index 2035 Q		36,135
	The Vanguard Group	Vanguard International Growth Fund, Admiral Shares		32,488
	The Vanguard Group	Vanguard Explorer Fund, Admiral Shares		29,709
	BlackRock Institutional Trust Company, N.A.	Blackrock Lifepath® Index 2040 Q		26,558
	BlackRock Institutional Trust Company, N.A.	Blackrock Lifepath® Index 2045 Q		25,562
	BlackRock Institutional Trust Company, N.A.	Blackrock Lifepath® Index 2050 Q		22,525
*	Wells Fargo Bank, N.A.	Wells Fargo Core Bond CIT F, Class I		16,649
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2055 Q		13,566
	BlackRock Institutional Trust Company, N.A.	BlackRock Lifepath® Index 2060 Q		6,842
	Northern Bank	Northern MidCap Index		615
*	Participant loans**	Interest rates ranging from 3.25% to 9.50%, maturing through July 2034		19,977
				$652,195

	Note: Cost information has not been included in column (d) because all investments are participant directed.
	* Indicates party-in-interest to the Plan.
	** The accompanying financial statements classify participant loans as notes receivable from participants.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTIN MARIETTA SAVINGS and INVESTMENT PLAN

By: Martin Marietta Materials, Inc.
Plan Administrator

By: Benefit Plan Committee

By: /s/ James A. J. Nickolas
James A. J. Nickolas

Date: June 26, 2020

EXHIBIT INDEX

Exhibit No.	Document
23.01	Consent of Dixon Hughes Goodman LLP